UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BCM Energy Partners, Inc.

(Name of Issuer)

Common Shares, $0.0001 par value

(Title of Class of Securities)

07331A102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 07331A102

(1)	Names of Reporting Persons Daniel O. Conwill, IV
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares
(6) Shared Voting Power 209,052 shares*
(7) Sole Dispositive Power 0 shares
(8) Shared Dispositive Power 209,052 shares*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 209,052 shares*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.71%**
(12)	Type of Reporting Person (See Instructions) IN; HC

*	Global Hunter Securities, LLC (“GHS”) is the direct owner of 209,052 shares of the Issuer’s common stock, with sole voting and dispositive power over such shares. GHS is 100% owned by GHSHC, LLC. Mr. Conwill, as the sole member of DOC Investments, L.L.C., the majority owner of GHSHC, LLC, may be deemed to share voting and dispositive power over the same 209,052 shares owned directly by GHS. GHS, the direct owner of the shares, and Mr. Conwill, the indirect owner of the shares, are jointly filing this Schedule 13G.
**	Based on 3,091,785 shares outstanding as of May 31, 2012, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2011, plus 24,052 shares issued to GHS on September 26, 2012, for a total of 3,115,837 shares outstanding.

CUSIP No. 07331A102

(1)	Names of Reporting Persons Global Hunter Securities, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization State of New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 209,052 shares
(6) Shared Voting Power 0 shares
(7) Sole Dispositive Power 209,052 shares
(8) Shared Dispositive Power 0 shares
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 209,052 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.71%*
(12)	Type of Reporting Person (See Instructions) BD

*	Based on 3,091,785 shares outstanding as of May 31, 2012, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2011, plus 24,052 shares issued to GHS on September 26, 2012, for a total of 3,115,837 shares outstanding.

Item 1(a).	Name of Issuer:

BCM Energy Partners, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5005 Riverway, Suite 350
Houston, TX 77056

Item 2(a).	Name of Person Filing:

1. Daniel O. Conwill, IV
2. Global Hunter Securities, LLC (“GHS”)

Item 2(b).	Address of Principal Business Office:

1. Mr. Conwill: 400 Poydras St., Suite 3100, New Orleans, LA 70130
2. GHS: 400 Poydras St., Suite 3100, New Orleans, LA 70130

Item 2(c).	Citizenship:

1. Mr. Conwill: United States
2. GHS: State of New York

Item 2(d).	Title of Class of Securities:

Common Shares, $0.0001 par value

Item 2(e).	CUSIP Number:

07331A102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☒* Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
* GHS is a broker-dealer registered with the SEC.

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒*	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
* Mr. Conwill is an individual and the sole member of DOC Investments, L.L.C., the majority owner of GHSHC, LLC, the sole member of GHS.

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.*

	(a)	Amount Beneficially Owned	209,052 shares

	(b)	Percent of Class	6.71%**

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote	Mr. Conwill: 0 shares
GHS: 209,052 shares

		(ii) Shared power to vote or to direct the vote	Mr. Conwill: 209,052 shares
GHS: 0 shares
		(iii) Sole power to dispose or to direct the disposition of	Mr. Conwill: 0 shares
GHS: 209,052 shares

		(iv) Shared power to dispose or to direct the disposition of	Mr. Conwill: 209,052 shares
GHS: 0 shares

*       GHS is the direct owner of 209,052 shares of the Issuer’s common stock, with sole voting and dispositive power over such shares. GHS is 100% owned by GHSHC, LLC. Mr. Conwill, as the sole member of DOC Investments, L.L.C., the majority owner of GHSHC, LLC, may be deemed to share voting and dispositive power over the same 209,052 shares owned directly by GHS.

**     Based on 3,091,785 shares outstanding as of May 31, 2012, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2011, plus 24,052 shares issued to GHS on September 26, 2012, for a total of 3,115,837 shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2012.

Date: February 13, 2013		/s/ Daniel O. Conwill, IV
Daniel O. Conwill, IV

GLOBAL HUNTER SECURITIES, LLC

Date: February 13, 2013	By:	/s/ Daniel O. Conwill, IV
Daniel O. Conwill, IV
Chief Executive Officer

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G relating to the shares of common stock, $0.0001 par value per share, of BCM Energy Partners, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

/s/ Daniel O. Conwill, IV
Daniel O. Conwill, IV

GLOBAL HUNTER SECURITIES, LLC

By:	/s/ Daniel O. Conwill, IV
Daniel O. Conwill, IV
Chief Executive Officer